Sit Mutual Funds

3300 IDS Center • 80 South Eighth Street • Minneapolis, MN • 55402

Investor Line: 800-332-5580
www.sitfunds.com

AVERAGE ANNUAL RETURNS FOR PERIODS ENDED MARCH 31, 2009

SIT FIXED-INCOME FUNDS	Three Month*	Six Month*	One Year	Three Year	Five Year	Ten Year	Since Inception	Inception Date	As of 3/31/09 30-Day SEC Yield	As of 3/31/09 Distribution Rate(2)
U.S. Government Securities SNGVX	**2.12%**	**3.34%**	**4.18%**	**6.10%**	**4.52%**	**5.00%**	**6.58%**	**6/2/87**	**5.08%**	**4.83%**
Barclays Capital Interm. Govt. Bond Index	-0.08	6.08	5.99	7.62	4.82	5.76	6.93			
Tax-Free Income(1) SNTIX	**6.60**	**-5.83**	**-9.14**	**-2.44**	**-0.32**	**1.77**	**4.69**	**9/29/88**	**6.67(3)**	**4.77**
Barclays Capital 5-Year Municipal Bond Index	2.18	6.20	6.04	5.50	3.76	4.69	5.81			
Minnesota Tax-Free Income SMTFX	**7.45**	**-0.87**	**-3.67**	**0.35**	**1.63**	**3.01**	**4.22**	**12/1/93**	**5.55(4)**	**4.67**
Barclays Capital 5-Year Municipal Bond Index	2.18	6.20	6.04	5.50	3.76	4.69	4.94			

*3-month and 6-month returns not annualized.

TOTAL RETURN BY CALENDAR YEAR

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	YTD 2009
U.S. Government Securities SNGVX	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**	**2.49%**	**4.13%**	**6.92%**	**5.13%**	**2.12%**
Barclays Capital Interm. Govt. Bond Index	0.49	10.47	8.42	9.64	2.29	2.33	1.68	3.84	8.47	10.43	-0.08
Tax-Free Income(1) SNTIX	**-4.01**	**8.32**	**5.84**	**5.69**	**2.87**	**3.96**	**3.30**	**3.54**	**0.26**	**-15.77**	**6.60**
Barclays Capital 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	2.18
Minnesota Tax-Free Income SMTFX	**-3.82**	**8.09**	**5.85**	**7.06**	**4.42**	**3.68**	**4.44**	**4.92**	**1.04**	**-10.75**	**7.45**
Barclays Capital 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	2.18

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read this prospectus carefully before you invest or send money. An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(1) Pursuant to a Plan of Reorganization on 7/27/07, the Tax-Free Income Fund ("Tax-Free Fund") acquired all of the assets of Florida Tax-Free Income Fund ("Florida Fund") and issued shareholders of Florida Fund shares of Tax-Free Fund equal in value to the shares of Florida Fund that they owned. Florida Fund was liquidated and dissolved.
(2) Based on the last 12 monthly distributions of net investment income and average NAV as of 3/31/09.
(3) For individuals in the 25%, 28%, 33% and 35% federal tax brackets, the federal tax equivalent yields are 8.89%, 9.26%, 9.96% and 10.26% respectively. (Income subject to state tax, if any.)
(4) For Minnesota residents in the 25%, 28%, 33% and 35% federal tax brackets, the double exempt tax equivalent yields are 8.03%, 8.36%, 8.99% and 9.27% respectively. (Assumes the maximum Minnesota tax bracket of 7.85%).

Sit Mutual Funds
3300 IDS Center • 80 South Eighth Street • Minneapolis, MN • 55402

Investor Line: 800-332-5580
www.sitfunds.com

AVERAGE ANNUAL RETURNS FOR PERIODS ENDED MARCH 31, 2009

SIT EQUITY FUNDS	Three Month*	Six Month*	One Year	Three Year	Five Year	Ten Year	Since Inception	Inception Date	12-Month Distribution Rate As of 3/31/09(1)
Balanced SIBAX	**-3.73%**	**-18.60%**	**-25.63%**	**-6.35%**	**-0.96%**	**-0.96%**	**4.76%**	**12/31/93**	**3.05%**
S&P 500 Index	-11.01	-30.54	-38.09	-13.06	-4.77	-3.00	5.54		
Lehman Aggregate Bond Index	0.12	4.70	3.13	5.78	4.13	5.70	6.08		
Dividend Growth Class I SDVGX	**-8.66**	**-26.13**	**-31.70**	**-6.82**	**0.53**	**—**	**0.79**	**12/31/03**	**2.25**
S&P 500 Index	-11.01	-30.54	-38.09	-13.06	-4.77	—	-4.24		
Dividend Growth Class S SDVSX	**-8.78**	**-26.20**	**-31.95**	**-7.07**	**—**	**—**	**-7.07**	**3/31/06**	**1.98**
S&P 500 Index	-11.01	-30.54	-38.09	-13.05	—	—	-13.05		
Global Dividend Growth Class I GDGIX	**-11.12**	**-15.79**	**—**	**—**	**—**	**—**	**-15.79(2)**	**9/30/08**	
Global Dividend Growth Class S GDGSX	**-11.23**	**-15.94**	**—**	**—**	**—**	**—**	**-15.94(2)**	**9/30/08**	
Composite Index(3)	-12.19	-30.73	—	—	—	—	-30.73(2)		
S&P 500 Index	-11.01	-30.54	—	—	—	—	-30.54(2)		
MSCI EAFE Index	-13.94	-31.11	—	—	—	—	-31.11(2)		
Large Cap Growth SNIGX	**-4.65**	**-24.80**	**-32.10**	**-8.79**	**-1.42**	**-4.06**	**8.71**	**9/2/82**	
Russell 1000® Growth Index	-4.12	-25.97	-34.28	-11.28	-4.38	-5.26	9.16		
Mid Cap Growth NBNGX	**-5.05**	**-30.67**	**-40.62**	**-14.00**	**-2.99**	**-1.18**	**10.40**	**9/2/82**	
Russell Midcap® Growth Index	-3.36	-29.81	-39.58	-14.89	-3.91	-0.86	—		
International Growth SNGRX	**-15.84**	**-35.64**	**-48.58**	**-16.50**	**-4.45**	**-5.63**	**1.38**	**11/1/91**	
MSCI EAFE Growth Index	-12.43	-30.03	-45.36	-13.12	-1.99	-2.46	1.40		
Small Cap Growth SSMGX	**-7.96**	**-32.09**	**-37.68**	**-15.02**	**-3.47**	**3.63**	**7.54**	**7/1/94**	
Russell 2000® Growth Index	-9.74	-34.51	-36.36	-16.20	-5.37	-1.60	2.85		
Developing Markets Growth SDMGX	**-1.14**	**-31.52**	**-48.91**	**-9.92**	**3.90**	**5.54**	**1.98**	**7/1/94**	
MSCI Emerging Markets Index	0.52	-27.57	-48.40	-10.23	3.41	5.47	1.18		

*3-month and 6-month returns not annualized.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting www.sitfunds.com. Please read the prospectus carefully before you invest or send money.

(1) Based on the last 12 months of distributed net investment income and average NAV as of 3/31/09. One of the investment objectives of Sit Balanced Fund and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.
(2) Period from Fund inception (9/30/08) through current month-end. Not annualized.
(3) Composite index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Sit Mutual Funds

3300 IDS Center • 80 South Eighth Street • Minneapolis, MN • 55402

Investor Line: 800-332-5580
www.sitfunds.com

TOTAL RETURN BY CALENDAR YEAR

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	YTD 2009
Balanced SIBAX	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-26.88%**	**-3.73%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68	10.88	4.91	15.80	5.50	-37.00	-11.01
Lehman Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10	4.34	2.43	4.33	6.97	5.24	0.12
Dividend Growth Class I SDVGX	—	—	—	—	—	**10.91**	**9.41**	**18.29**	**12.89**	**-29.60**	**-8.66**
S&P 500 Index	—	—	—	—	—	10.88	4.91	15.80	5.50	-37.00	-11.01
Dividend Growth Class S SDVSX	—	—	—	—	—	—	—	**11.25[1]**	**12.56**	**-29.77**	**-8.78**
S&P 500 Index	—	—	—	—	—	—	—	11.11[1]	5.50	-37.00	-11.01
Global Dividend Growth Class I[2] GDGIX	—	—	—	—	—	—	—	—	—	**-5.25[4]**	**-11.12**
Global Dividend Growth Class S[2] GDGSX	—	—	—	—	—	—	—	—	—	**-5.31[4]**	**-11.23**
Composite Index[3]	—	—	—	—	—	—	—	—	—	-21.11[4]	-12.19
S&P 500 Index	—	—	—	—	—	—	—	—	—	-21.94[4]	-11.01
MSCI EAFE Index	—	—	—	—	—	—	—	—	—	-19.95[4]	-13.94
Large Cap Growth[5] SNIGX	**33.41**	**-13.84**	**-27.70**	**-30.58**	**26.34**	**12.79**	**9.59**	**9.54**	**14.14**	**-34.10**	**-4.65**
Russell 1000® Growth Index	33.16	-22.43	-20.42	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44	-4.12
Mid Cap Growth[6][7] NBNGX	**70.65**	**-4.35**	**-33.39**	**-34.64**	**38.51**	**17.02**	**15.27**	**9.56**	**18.87**	**-45.34**	**-5.05**
Russell Midcap® Growth Index	51.29	-11.75	-20.15	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32	-3.36
International Growth[2] SNGRX	**50.77**	**-26.66**	**-33.26**	**-29.84**	**28.70**	**12.97**	**14.67**	**18.19**	**16.08**	**-44.99**	**-15.84**
MSCI EAFE Growth Index	29.46	-24.51	-24.58	-16.02	31.99	16.12	13.28	22.33	16.45	-42.70	-12.43
Small Cap Growth[7] SSMGX	**108.63**	**6.25**	**-28.19**	**-26.22**	**34.57**	**6.79**	**18.52**	**7.99**	**20.43**	**-42.96**	**-7.96**
Russell 2000® Growth Index	43.10	-22.44	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05	-38.54	-9.74
Developing Markets Growth[2] SDMGX	**82.50**	**-30.18**	**-12.01**	**-18.37**	**45.96**	**16.54**	**33.77**	**31.59**	**40.72**	**-55.26**	**-1.14**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59	22.45	30.31	29.18	36.48	-54.48	0.52

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative.

(1) Due to the Fund's inception date of 3/31/06, the 2006 calendar year returns for the Sit Dividend Growth Fund Class S and its benchmark (S&P 500 Index) reflect nine months of performance.
(2) International investing has special risks, such as currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.
(3) Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.
(4) Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns for the Sit Global Dividend Growth Fund and its benchmarks reflect performance since 9/30/08.
(5) Pursuant to a Plan of Reorganization on 7/14/00, the Large Cap Growth Fund acquired all of the assets of Regional Growth Fund in exchange for shares of common stock of the Large Cap Growth Fund.
(6) Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.
(7) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.